Telestone Technologies Corporation

Floor 10, Ruida Plaza

No. 74 Lugu Road, Shi Jingshan District

Beijing, China 100040

July 12, 2013

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telestone Technologies Corporation Form 10-K Filed March 30, 2012 Letter dated June 26, 2013 File No. 001-32503

Dear Mr. Spirgel:

As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), Telestone Technologies Corporation (the “Company”) will not be able to respond within ten (10) business days to the comments contained in a letter the Company received from the SEC dated June 26, 2013 (the “Letter”). The Company requires additional time to provide the accounting information in response to the comments in the Letter. The Company intends to provide a response to the Letter no later than July 17, 2013.

Should you have any questions or comments, please contact Jiannan Zhang of Cadwalader, Wickersham & Taft LLP, our outside legal counsel, at +86 (10) 6599-7270.

Very truly yours,

Telestone Technologies Corporation

/s/ Daqing Han
Daqing Han Chief Executive Officer